

November 15, 2011

<u>Via E-mail</u>
Joon-Yang Chung
Chief Executive Officer
POSCO
POSCO Center
892 Daechi-4-dong, Gangnam-gu
Seoul, Korea 135-777

      Re: **POSCO**
              Form 20-F for the Fiscal Year Ended December 31, 2010
              Filed June 24, 2011
              File No. 1-13368

Dear Mr. Chung:

      We refer you to our comment letter dated August 31, 2011, regarding business contacts with Iran and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Cecilia Blye

                              Cecilia Blye, Chief
                              Office of Global Security Risk

cc: Jay Hoon Choi, Esq.
        Cleary Gottlieb Steen & Hamilton LLP

        Pamela Long
        Assistant Director
        Division of Corporation Finance